Mr. Edwin S. Kim
Legal Examiner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

July 8, 2010

Dear Mr. Kim:

Set forth below is our response to the Commission’s comments given by letter, File No. 001-31314, dated June 25, 2010.  I have included the comments from that letter along with our responses.  Our response appears immediately below the comment:

Staff Comment #1 – Form 10-Q for Fiscal Quarter Ended May 1, 2010 Filed June 4, 2010 - Exhibits:

Staff’s comment – We note your response to comment one of our letter dated May 13, 2010 and the exhibits you have filed with your form 10Q for the fiscal year ended May 1, 2010. It appears Exhibit 10.7 to your quarterly report continues to omit exhibits to the agreement. Further, exhibits 10.7, 10.8, 10.9, and 10.10 are filed in an improper electronic format. Please note that while you may file documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. In your next periodic report, please file the missing attachments to exhibit 10.7, and in future filings, please file your exhibits in one of the correct electronic formats.

Response – We acknowledge the staff’s comment. Included in our Form 10-Q for the Fiscal Quarter ending July 31, 2010, we will file exhibits 10.7, 10.8, 10.9, and 10.10. in accordance with Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual, subject to a Confidential Treatment Request which will we file contemporaneously to cover highly sensitive, confidential information in the exhibits to Exhibit 10.7.

Staff Comment #2 – Schedule 14A – Long-Term Incentive Compensation, page 25:

Staff’s comment – We note the discussion of performance shares on page 26 that are dependant upon EPS and Operating Income performance measures over a three year performance period. In future filings, please disclose the performance measures for the performance-based equity award where the three year period ended in the last fiscal year. In your response letter, please provide sample disclosure.

Response – We acknowledge the staff’s comment. In future filings, we will disclose the performance measures for the performance-based equity awards where the three year period ended in the last fiscal year. Sample disclosure is provided as follows:

At the end of fiscal 2006, we also introduced Performance Shares as an additional component of long-term equity compensation.  We believe that performance-based equity awards help to align the interests of our executive officers with those of our stockholders.  Because they are tied to key performance measures, they also support our key brand and human capital strategies.  Performance shares represent an unsecured promise by the Company to award common shares to certain executives, contingent upon the Company’s achievement of pre-determined stipulated three year financial performance goals.  Performance Shares vest at the end of three years of continuous service by the employee and the amount of shares awarded is dependent on the Company’s financial performance, as determined in accordance with pre-determined metrics, over that three year period.  The number of performance shares to be awarded to the employee is not finalized until the Company’s independent auditors have issued their opinion on the Company’s consolidated financial statements.  With regard to Performance Shares, there are two financial elements against which the Company’s performance is measured; Earnings Per Share (EPS) and Operating Income (OI).  Financial performance for each measure is based upon cumulative targets determined over the applicable three-year period.  Each measure is separate and distinct and the actual number of shares awarded at the end of the three-year cycle is additive in determining the total number of performance shares to be issued.  Performance shares are issued to employees at the Senior Vice President level and above.  The Compensation Committee may continue to grant equity incentives to the Company’s equity eligible employees consistent with the Company’s compensation philosophies. The Compensation Committee delegates administrative aspects of equity grants to management.

The table below reflects the fiscal 2009 performance-based equity award Company financial measures:

	Three year cumulative Operating Income $ in thousands	Three year cumulative Diluted Earnings Per Share $ (1)
Threshold	568,649	3.19
Target	631,832	3.55
Maximum	695,015	3.90
Actual	833,437	4.89

(1) Adjusted for three-for-two stock split on all shares of our common stock that was distributed on March 5, 2010.

Should you have any questions relative to our response, kindly contact the undersigned at your convenience.

Sincerely,

/s/ Michael J. Cunningham
Michael J. Cunningham
President – Chief Financial Officer

CC:        Mindy C Meads, Co-CEO, and
Thomas P. Johnson, Co-CEO
Edward M. Slezak, General Counsel

201 Willowbrook Boulevard • 7th Floor • Wayne, NJ  07470 • Phone (973) 872-5660 • Fax (973) 872-5650